

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 16, 2017

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
VedderPrice
1401 1 Street N.W., Suite 1100
Washington, D.C. 20005

RE: Brighthouse Life Insurance Company:
        Shield Level Select Access ("SLS Access")
        File No. 333-218126

Dear Mr. Conner:

The staff reviewed the above-referenced initial registration statements, which the Commission received on May 19, 2017. We have given the registration statements a full review. The following comments are based on the SLS Access. Page references are to the pages in the marked courtesy copy of the prospectus provided to the staff and the EDGAR Part II; and Item references are to the item numbers set forth in Form S-3.

1.   As outlined in General Instruction 1 of Form S-3, please explain to the staff in detail the basis upon which the Company is eligible to file its registration statement on Form S-3.

2.   Summary (page 9)

In the sixth paragraph, please add a cross-reference to "Fee-Based Expenses" on page 36 and "DOL Investment Advice Fiduciary Rule" on page 47.

3.   Effect of Withdrawals or Annuitization (page 12)

a.   Please note that the caption has not been revised as indicated earlier to the staff, *i.e.*, to include death.

b.   Even if revised per comment a. above, please reconcile the disclosure regarding how certain events trigger the need to calculate an Interim Value with the triggering events identified in the second sentence of the second paragraph under "Performance Rate for Determination of Interim Value" on page 23 (*e.g.*, the latter also refers to withdraws, surrenders, cancellation and death).

c. In addition, please confirm accuracy of the second bullet point and revise the second sentence of the second paragraph under "Performance Rate for Determination of Interim Value" on page 23 as appropriate.

4. Please confirm whether the first paragraph under "Third Party Agreement" on page 14 should be added to the prior Shield filings on Form S-3 filed on April 27, 2017 ("Prior Shield Filings"), as well.

5. Please highlight the last sentence of the first paragraph following the Shield Rate chart on page 18. *See, e.g.,* the highlighted sentence in the first paragraphs under, respectively, "Cap Rate" and "Step Rate" on the same and next page.

6. The disclosure under "Registered Representative Initiated Withdrawals" on page 26 represents risks to an Owner. Therefore, please provide corresponding risk disclosure under "Risk Factors" beginning on page 11.

7. **Standard Death Benefit (page 32)**

The Return of Premium death benefit is no longer a feature of the annuity. Therefore, please delete the references to "Return of Premium death benefit" in the second, fourth, and fifth paragraphs and anywhere else the term is used in the prospectus.

Either use or delete the term consistently throughout the prospectus, *e.g.*, Appendix C and exhibit 4(c) in Part II.

8. Please incorporate the added disclosure to the first paragraph of "Exchanges/Transfers" on page 38 to the Prior Shield Filings.

9. Please revise/clarify the last sentence under "Suspension of Payments or Transfers" on page 46.

10. Please delete the third sentence under "State Variations" on page 55 or clarify what maximum fee is being referenced and where it is set forth in the prospectus.

11. The sections "Independent Registered Public Accounting Firm" and "Information Incorporated by Reference" on pages 51 and 52, respectively, will be subject to further review upon the filing of the pre-effective amendment.

PART II

12. Please provide revised powers of attorney ("POAs") that are specific to the filing. The staff understands that the POAs filed could not identify the SLS Access by name, but there should be some indication in the POAs that the Board members were aware of this specific filing.

13.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

****

Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Disclosure Review Office